

Mail Stop 3561

November 17, 2016

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Rd.
Apopka, FL 32703

> **Re:** **Markham Woods Press Publishing Co., Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 10, 2016**
> **File No. 333-206079**

Dear Ms. Rayburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2016 letter.

Executive Compensation, page 21

1. We note your response to our prior comment 3 and reissue. Please revise to disclose the compensation paid to your sole officer and director in the tabular format specified in Item 402(n) of Regulation S-K. The table should include the grant date fair value of the 30,000,000 shares of common stock issued to your sole officer and director for services rendered as required by Item 402(n)(2)(v) of Regulation S-K and a footnote to the table disclosing all assumptions made in the valuation. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

General

2. Please update your financial statements in accordance with the guidance set forth in Rule 8-08 of Regulation S-X.

You may Amy Geddes contact at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling